Jonathan Ain
(212) 801-9392

                                                                     May 2, 2006

VIA FACSIMILE, FIRST CLASS MAIL AND EDGAR
-----------------------------------------

Barbara C. Jacobs
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop: 4561

         Re:   TurboWorx, Inc. (the "Company")
               Registration Statement on Form SB-2 (No. 333-125579)
               ----------------------------------------------------

Dear Ms. Jacobs:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, application is hereby made by TurboWorx, Inc. (the "Company"), to withdraw the Registration Statement on Form SB-2, as amended (File No. 333-125579) (the "Registration Statement"), originally filed by the Company with the Securities and Exchange Commission (the "Commission") on June 7, 2005, and thereafter amended.

         The Company has determined not to proceed with the public registration and sale of its common stock at this time. No shares of common stock have been offered or sold pursuant to the Registration Statement.

         The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph
(a) of said Rule 477. Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

         Please do not hesitate to contact me (tel: 212-801-9392) or Michael L. Pflaum of this office (tel: 212-801-6843) if you have any questions regarding this letter.

                                             Very truly yours,


                                             /s/Jonathan Ain
                                             ---------------------------
                                             Jonathan Ain